F. Mitchell Walker, Jr. PHONE: (615) 742-6275 FAX: (615) 742-2775 E-MAIL: mwalker@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

October 28, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

Via EDGAR and Federal Express

Mara L. Ransom

Chief, Office of Trade and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	J. Alexander’s Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 29, 2019

Filed March 13, 2020

File No. 1-37473

Dear Ms. Ransom:

On behalf of J. Alexander’s Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 14, 2020, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, as submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the Commission on March 13, 2020 (the “Form 10-K”).

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”). In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Response Letter”), which are indicated by bracketed text, and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by J. Alexander’s Holdings, Inc.” and each page is marked for the record with the identifying numbers and code “JAX-001” through “JAX-007.” Pursuant to Rule 83, a copy of the Request is also being delivered to the Commission’s FOIA Office.

Confidential Treatment Requested by J. Alexander’s Holdings, Inc.

JAX-001

Mara L. Ransom

Securities and Exchange Commission

October 28, 2020

Each of the Staff’s comments is set forth below in bold, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 29, 2019

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 37

Comment 1: We note you provided financial statements covering three years in the filing and omitted the discussion and analysis of results of operations for the year ended December 30, 2018 as compared to the year ended December 31, 2017 since such discussion and analysis was already included in Form 10-K for the year ended December 30, 2018. As required by Item 303 of Regulation S-K, please include a statement that identifies the location in the prior filing where the omitted discussion may be found.

Response 1: The Company acknowledges the Staff’s comment and advises the Staff that the Company will include in future filings of its annual report on Form 10-K, pursuant to Item 303 of Regulation S-K, a reference to the prior filing where omitted discussion may be found.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income and Comprehensive Income, page 55

Comment 2:

It appears from your disclosure on page 39 that cost of sales may consist exclusively of food and beverage costs. If so, we believe you should consider retitling this caption accordingly because your cost of sales is not burdened with other direct and indirect costs of producing your food and beverages.

Response 2:

The Company acknowledges the Staff’s comment, confirms that the line item consists of food and beverage costs, and advises the Staff that in future filings it will retitle this caption from “cost of sales” to “food and beverage costs.”

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(u) Segment Reporting, page 63

Comment 3:

We note you have aggregated your operating segments into a single reportable segment on the basis that your restaurants have similar economic characteristics, products and services, class of customer and distribution methods. We also note from page 42 that the average check per guest at Stoney River restaurants was $42.35 in 2019 as compared to $32.46 per guest at J. Alexanders / Grill restaurants. Please explain to us how the long-term average margins of Stoney River restaurants and J. Alexanders / Grill restaurants are similar given the difference in revenue per guest, as higher revenues may possibly indicate higher margins. As part of your response, please tell us the historical margins of these operating segments during the periods presented and provide us with your analysis

Confidential Treatment Requested by J. Alexander’s Holdings, Inc.

JAX-002

Mara L. Ransom

Securities and Exchange Commission

October 28, 2020

of the factors you considered when evaluating whether your operating segments possess similar economic characteristics and meet the criteria for aggregation under ASC 280-10-50-11, including the measure the CODM uses to review operating performance and allocate resources. Finally, tell us how you considered the disclosure requirements in ASC 280-10-50-40 related to information about products and services and disaggregation of revenues disclosure requirements in ASC 606-10-50-5.

Response 3: The Company notes the Staff’s comment and, in response thereto, respectfully submits that the Company believes that it is appropriate to report the operations of the J. Alexander’s / Grill and Stoney River restaurant operating segments on an aggregated basis due to their similar economic and other characteristics, as defined in ASC 280-10-50-11.

The Company has reviewed the guidance in ASC 280-10-50-11 and considered many factors, including the key metrics that its Chief Operating Decision Maker (“CODM”) reviews, the Company’s business activities and the Company’s reporting structure as well as various economic characteristics of its operating segments. Our views of the concepts have been consistent since the Company began operating the Stoney River restaurants in 2013 after a reorganization of entities that were at the time under common control. The purpose for this reorganization was that the ultimate owner at the time recognized that Stoney River was more similar to the J. Alexander’s / Grill restaurants than it was to the previous direct ownership’s other concepts, and they saw an opportunity to pair the Stoney River restaurants with a management team and operating platform that more closely aligned with its branding and desired guest base in the full-service upscale segment of the casual dining industry.

The Company believes that aggregation of its operating segments into a single reportable segment is consistent with the objective and basic principles of ASC 280 because each of the operating segments engages in the same business activity. The economic characteristics such as average gross margin and profit before occupancy costs (“PBO”) of the J. Alexander’s / Grill and Stoney River restaurants are similar, resulting in similar long-term expected financial performance. Further, as stated in Note 2(u) to our Financial Statements, the Company’s operating segments operate within the full-service, upscale dining industry and provide similar products (American classics such as steaks, fresh seafood, and other upscale entrees along with an extensive wine selection, craft cocktails, house made desserts, and appetizers) to a similar customer base. The nature of the production and distribution processes as well as the regulatory environment are the same among operating segments due to the nature of the industry in which the Company operates.

Specifically, in response to the analysis of long-term average gross margins, the Company has included the reference table below for historical periods presented in the Financial Statements for both the J. Alexander’s / Grill restaurants and the Stoney River restaurants. The Staff’s comment references the fact that because Stoney River’s average guest check is higher than that at the J. Alexander’s / Grill restaurants, that could potentially be an indication that higher margins could exist at Stoney River. However, as the table below illustrates, the gross margins at Stoney River have historically been slightly lower that those at the J. Alexander’s / Grill restaurants, primarily due to menu mix and food cost, though as further seen below, the gross margins have been converging over the course of the past three years.

Confidential Treatment Requested by J. Alexander’s Holdings, Inc.

JAX-003

Mara L. Ransom

Securities and Exchange Commission

October 28, 2020

Additionally, paragraph 55-7A of ASC 280 states that a Company should evaluate economic characteristics on future prospects rather than on current indicators only. The Company has historically projected and continues to project the future convergence of gross margin and other metrics between the two concepts. Given that fiscal 2020 is not a reasonable indicator of future performance in light of the severe impacts that the COVID-19 pandemic has had on the Company’s business operations and the economy in general, the Company has elected to exclude this fiscal year’s results in its analysis below, and instead has provided its projections for fiscal 2021 through 2023 based on forecasts existing at the date of the filing of the Financial Statements. While the Company acknowledges that the COVID-19 pandemic could impact financial results in fiscal 2021, it does not believe that gross margins will be severely impacted long-term or that any negative impact will be disproportionately felt at one of its concepts as compared to the other.

The tables below provide evidence that the gross margins for J. Alexander’s / Grill and Stoney River operating segments are economically similar on both a historical and forecasted basis.

[***]

* Gross margins defined as Net Sales less Cost of Sales (i.e. food and beverage costs) and restaurant labor and related benefits.

The Company has also reviewed publicly reported information for other restaurants operating in the casual dining industry (including BJ’s Restaurants, Inc.; Bloomin’ Brands, Inc.; Cheesecake Factory, Inc.; and Texas Roadhouse, Inc., among others) and noted that the gross margins for those entities have ranged between approximately 34.5% and 41.0% for their most recent fiscal years, which is consistent with the gross margins experienced by both J. Alexander’s / Grill and Stoney River.

Further, as stated above, the CODM regularly evaluates a metric internally referred to as PBO. This measure is calculated by reducing gross margin by restaurant-level operating costs such as utilities, credit card fees, carryout supplies cost, repairs and maintenance, contracted services, and other operating costs, but excluding depreciation, rent and other occupancy-related costs. The table below illustrates both the historical and forecasted results by concept for PBO. Note that the forecasted results are reflective of those forecasts made at the date that the fiscal 2019 Form 10-K was filed. The Company believes that the historical and projected convergence of this metric between J. Alexander’s / Grill and Stoney River restaurants is further evidence that the economic characteristics of the two operating segments are similar – supporting aggregation of the two into one reportable segment.

***	Confidential treatment requested by J. Alexander’s Holdings, Inc. Omitted information provided separately to the Staff pursuant to Rule 83.

Confidential Treatment Requested by J. Alexander’s Holdings, Inc.

JAX-004

Mara L. Ransom

Securities and Exchange Commission

October 28, 2020

[***]

Additionally, although the J. Alexander’s / Grill and the Stoney River concepts both compete in the full-service upscale segment of the restaurant industry and have a price point that is very similar when considering this segment of the industry as a whole, the Company acknowledges that the average check per guest at Stoney River is higher than the same metric at the J. Alexander’s / Grill restaurants in 2019. Currently, six locations out of the total 13 Stoney River restaurants are open for dinner only, resulting in a menu mix, including alcoholic beverage sales, that increases the average check at Stoney River on a concept-wide basis. The pricing of entrees is typically higher for the dinner daypart than for the lunch daypart at all of the Company’s locations, and the guests typically choose items at dinner such as steaks and seafood that are higher priced over more lunch-focused items such as sandwiches and salads. Also, more alcoholic beverages, appetizers, and desserts are sold at dinner, which also increases the average check at dinner as compared to lunch. These factors contribute to a slightly higher check average at the Stoney River restaurants. In fiscal 2019 the check average for J. Alexander’s / Grill concept restaurants was $32.46 and for Stoney River restaurants the check average was $42.35. These check averages have been converging since the time that we began operating the Stoney River concept in fiscal 2013. For example, in fiscal 2016 check averages were $30.41 for the J. Alexander’s / Grill concept and $44.13 for the Stoney River concept. While those are not dissimilar averages for restaurants in this segment of the industry, the Company believes that they will continue to converge as it continues to broaden the menu offerings at Stoney River restaurants to help drive down food costs and as additional lunch day parts are added at existing or newly opened Stoney River restaurants. The Company intends to open all new Stoney River locations with both lunch and dinner dayparts, and all locations that have opened since the Company began operating Stoney River in 2013 currently serve both lunch and dinner.

Finally, the Company has reviewed the disclosure requirements in ASC 280-10-50-40 and the disaggregation of revenues disclosure requirements in ASC 606-10-50-5, and directs the Staff to Note 12 of the Financial Statements wherein revenue disclosures are made to disaggregate 1) restaurant revenues from the sale of food and beverage and 2) revenue from the breakage of unredeemed gift cards. As mentioned above, the Company sells similar food and beverage items across all of its restaurant locations, including a variety of entrees such as prime rib of beef, steaks, fresh seafood, premium sandwiches and entrée salads in addition to a wide selection of appetizers, desserts, cocktails and premium wines, both by the glass and by the bottle. The broad categories of menu offerings are the same at Stoney River as they are at J. Alexander’s / Grill restaurants, and certain specific menu offerings are sold at both concepts, and within all locations the production process for our menu offerings is very similar – fresh, made in-house with quality ingredients in a professional kitchen atmosphere. Additionally, the supply chain for all of the Company’s restaurants is managed centrally, and products are generally sourced from the same vendors for both Stoney River and J. Alexander’s / Grill restaurants. Lastly, both Stoney River and J. Alexander’s / Grill restaurants are supported by a single Support Center and operating platform, which provides the information technology, accounting, human resources, recruiting, marketing, and other back office functions for all of the Company’s restaurants.

***	Confidential treatment requested by J. Alexander’s Holdings, Inc. Omitted information provided separately to the Staff pursuant to Rule 83.

Confidential Treatment Requested by J. Alexander’s Holdings, Inc.

JAX-005

Mara L. Ransom

Securities and Exchange Commission

October 28, 2020

With regard to the similarities in type or class of customer, both J. Alexander’s / Grill restaurants and Stoney River restaurants attract a guest seeking an upscale experience at a price point that appeals to a broader demographic. The Company’s J. Alexander’s / Grill and Stoney River restaurants attract both business diners as well as guests that are dining for personal experiences, and often the guest base overlaps between the two concepts. In some of our markets, restaurants within each concept are adjacent to each other and it is not uncommon to recognize the same regular guests frequenting both concepts on a regular basis. The guest base is defined by similar demographic characteristics, such as higher levels of disposable income, housing in or near major metropolitan areas, and frequency with which the guest dines in full-service upscale restaurants. Given how similar all of our product offerings are the Company has concluded that no additional entity-wide disclosures by product type are necessary.

For the reasons set forth above, the Company respectfully submits that the Company believes that it is appropriate to report the operations of the J. Alexander’s / Grill and Stoney River restaurant operating segments on an aggregated basis due to their similar economic and other characteristics, as defined in ASC 280-10-50-11.

* * *

Confidential Treatment Requested by J. Alexander’s Holdings, Inc.

JAX-006

Mara L. Ransom

Securities and Exchange Commission

October 28, 2020

Should you have any questions or comments regarding this letter, please contact the undersigned at (615) 742-6275.

Very truly yours,

/s/ F. Mitchell Walker, Jr.
F. Mitchell Walker, Jr.

cc:	Scott Stringer (Securities and Exchange Commission)

Mark A. Parkey (J. Alexander’s Holdings, Inc.)

Jessica Hagler (J. Alexander’s Holdings, Inc.)

Lori B. Morgan (Bass, Berry & Sims PLC)

Confidential Treatment Requested by J. Alexander’s Holdings, Inc.

JAX-007